Filed by The St. Paul Companies, Inc.
Pursuant to Rule 425 Under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, including the risks described in the joint proxy statement/prospectus of The St. Paul and Travelers under “Risk Factors”, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; weakening U.S. and global economic conditions; losses in investment portfolios and losses due to foreign currency exchange rate fluctuations, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, asbestos claims and related litigation, environmental claims and related litigation, medical malpractice claims, surety claims and assumed reinsurance; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss of or significant restriction on the ability to use credit scoring in the pricing and underwriting of insurance policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies on the proposed merger; the reaction of Travelers and The St. Paul’s customers, agents, brokers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On December 10, 2003, The St. Paul filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

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     The attached documents were posted to The St. Paul Companies, Inc.’s internal website on February 10, 2003.

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Update on approval process for merger

The state regulatory process for the proposed merger of The St. Paul and Travelers is proceeding as expected, with the company seeking approval in 11 states.

Six of the 11 states require public hearings.  Iowa held its hearing on Jan. 4; New Jersey on Feb. 5; Connecticut’s hearing was today, and Indiana’s, Delaware’s and Massachusetts’ hearings are scheduled for later this month.

Of the remaining states, Minnesota formally deemed our filing to be complete on Jan. 23.  Similar filings are being reviewed in Arizona, California, Florida and Texas.

At the Connecticut hearing, Jay Fishman and Bob Lipp provided testimony in support of the proposed merger.  Their prepared remarks are available on The St. Paul Travelers Merger site of eSPC.  Then, Jay and Bob, along with Jay Benet, Tom Bradley, Paul Eddy and Bruce Saul answered questions from the Connecticut Insurance Department related to the merger.

The special shareholder meetings to approve the merger are scheduled for Friday, March 19, in both Saint Paul and Hartford.

The merger is expected to close in the second quarter of 2004.  The company will continue to provide updates as integration plans proceed.

[Hyperlinks to Jay S. Fishman and Robert I. Lipp’s testimony]

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TESTIMONY OF JAY S. FISHMAN

Before the Commissioner of Insurance of the State of Connecticut

     Good morning. My name is Jay Fishman. I am happy to be here to provide some comments this morning about the transaction between St. Paul and Travelers that is being considered at this hearing.

     I have been the Chairman and Chief Executive Officer of St. Paul since late 2001. Prior to that, I was Chairman and Chief Executive Officer of Travelers. I left Travelers before the company was spun off from Citigroup in 2002. And before that, I spent years in the Citigroup and Travelers organizations, most of them working here in Hartford.

     Since I joined The St Paul, I have worked with a dedicated group of professionals to restore profitability to that franchise. A select number of my former colleagues from Travelers joined me at St. Paul, and I am glad to say, will continue as members of our management team in the combined company. We and the people of the St. Paul Companies have accomplished many of the goals that I identified for St. Paul back in 2001.

     Now St. Paul and Travelers have an opportunity to do something great together. This combination represents a unique and compelling opportunity to create one of the nation’s largest and strongest property and casualty insurers, with enhanced prospects for strong and consistent earnings growth. At a time of industry consolidation, we are putting together two outstanding companies with excellent brands and reputations and similar operating discipline and underwriting skills, to create a significantly larger and more diversified enterprise with a greater ability to assume and manage risk than either could independently.

     We can combine the successful, productive models of these two groups into something that can be truly remarkable. The Travelers brings a first rate commercial and personal lines operation to this combination, and St Paul’s leading specialty insurance products and skills, as well as its premier asset management franchise in Nuveen Investments, will contribute towards a new enterprise that offers a financially stronger, more diversified and potentially higher growth enterprise.

     The transaction for consideration today at this hearing — the merger of St. Paul and Travelers — provides a unique opportunity for these organizations to take the next step in being the very best that each can be. I believe, and St. Paul believes, that this transaction will benefit all of the constituencies of each company. Our policyholders, our agents, our employees, our investors and the communities in which we operate all stand to gain by the opportunities for growth, strength and stability created by this merger.

     The combined company — which we will call The St. Paul Travelers Companies, Inc. — will have combined assets on the order of $109 billion. The insurer subsidiaries of the combined company will have total statutory surplus of approximately $13 billion and the parent company’s total shareholders equity will be approximately $20 billion. Our current combined market capitalization would exceed $28 billion. In short, our combination promises a financial strength and stability that is clearly greater than either company alone.

     The combined company will have more product breadth and depth and more agents to sell its products. The combined company will have a more diversified earnings base than either company has today — it will have Nuveen from the St. Paul side and the personal lines business from Travelers to provide for the combined entity a base of earnings and products that extends beyond the successful commercial insurance business of each company.

     The combined company will have an exceptionally talented management base, and we have made solid progress at naming leadership across the major general and specialty business lines as well as the corporate, claims, and systems operations. It truly is a first rate team.

     What does this mean for Hartford, Connecticut? Well, we are certainly planning to stay very active here. We are basing the leadership of many of the major business lines of the consolidated companies here- general commercial and personal lines, surety and construction leadership will all be based here. For a group like St. Paul Travelers, this is a substantial portion of our overall business.

     We believe, I certainly believe, that the combination we are addressing here today will help all of our businesses to grow. With growth comes more opportunity — more jobs, better jobs for this community and across the company as a whole.

     How do we think the transaction will affect jobs in Connecticut? Well, first of all, it is important to understand that we are still in the early stages of the complex process of planning for the integration of these two large organizations. We have made, and announced, some important business decisions, but most of the decisions that ultimately decide staffing have not and will not be made until after the transaction closes. So we need to recognize that it just is not possible to answer all the business questions now.

     Having said that, I would like to share some thoughts on the transaction’s impact in this state. Frankly, certain jobs in Connecticut will be lost. At the same time, some jobs are moving here, from Maryland and other non-Minnesota locations. Most importantly, we expect our businesses to grow which should create more jobs here. The net result, we believe, is that by the end of the 24 month integration period following the closing, staffing levels in this state are likely to be unchanged as a result of the transaction. There certainly are developments unrelated to this transaction that might affect employment levels and Bob Lipp will comment on a number of these. Our plans, though, are to continue to grow our successful businesses, including the major segments based here and to maintain our substantial commitment to Hartford and to Connecticut.

     We also want the combined company to be a major contributor to the charitable and community life of this state. Last year, St. Paul gave approximately $146,000 in charitable contributions in Connecticut. I understand that Travelers, which has existed as a separate company only since late 2002, gave approximately $2.6 million to various charities and community efforts in this state in 2003. We want the combined number this year, in 2004, to be on the order of $3.5 million. And we pledge that it will be at least that amount through 2006.

     I would like to offer a few comments about my own personal history as a business leader and my commitment to corporate good citizenship and responsibility. I know that Bob Lipp shares that commitment. As I said at the beginning of my remarks, I worked with Travelers for a number of years. When I did, I was an active part of the community here. I believed in and supported Travelers’ many activities in and on behalf of this area — its charities, its community activities, its people and its institutions. Not the least, of course, have been Travelers’ contributions to Connecticut in the form of business growth, employment and, I am happy to say, wealth creation for the dedicated people here who have contributed to the success of Travelers.

     In 2001, I accepted the opportunity to lead The St. Paul Companies in Minnesota. I now have a home in the Twin Cities. In keeping with my long held values of corporate citizenship and community contribution, I actively support St. Paul’s efforts in the Twin Cities community.

I was pleased to learn that St. Paul and its people share the same citizenship values for their community that Travelers has had and continues to have.

     Recognizing that my comments are also of interest to the citizens of Minnesota and of St. Paul in particular, I would like to take the opportunity to offer a few observations about our commitment to the Twin Cities.

      First of all, the corporate headquarters of this company will be located in St. Paul. The combined Specialty operation of the company, with over $7 billion in premiums, will likewise be headquartered in St. Paul. Our commitment to the community in St. Paul is substantial. My commitment to the St. Paul Board is likewise. Our presence there is permanent, and we will do everything in our power to mitigate the impact of job reductions in both St. Paul and Hartford. Both of these companies have a long and important history in their respective states, and Bob and I are committed to minimizing any disruption from this transaction.

     Wherever companies are based, they draw on the talent and the resources of their communities. We believe that companies should give something back to those communities. St. Paul Travelers will continue to support these principal communities where the corporation lives and works. I believe that we will be respectful, responsible and sensitive citizens in those communities. As we develop the details of how to combine these two companies, Bob Lipp and I along with our teams will be mindful of our communities and will approach our decisions with respect for each of them.

     For us at The St. Paul, the combination with Travelers is a unique opportunity to create a great company, a company that our communities can continue to be proud of and rely on as a responsible, contributing corporate citizen.

     Thank you.

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TESTIMONY OF ROBERT I. LIPP

Before the Commissioner of Insurance of the State of Connecticut

     Good morning. My name is Bob Lipp and I appreciate the chance to speak to the representatives of the Insurance Department and the public at this hearing. This hearing is an historic occasion for Travelers. The Travelers property casualty operations, which were only recently spun off from Citigroup, will be joining another great property/casualty group. I am convinced that together these two companies will offer substantial benefits to our policyholders,

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shareholders, agents and employees. Together, we will have an even stronger financial base, a more diversified earnings base and a more diverse set of product offerings than either company has individually.

     At the same time, we expect these benefits to policyholders to translate into genuine growth and opportunities to our current and future employees in this state. While certain jobs will be lost in the state, other jobs will move in. Of course, no one can say what business and economic factors, quite external to this transaction, might affect employment. The future might bring an economic downturn or mergers, acquisitions or sales might make good business sense. Such events can affect employment. We cannot predict everything that might occur in the future.

     We do believe though that the combined company will create more economic success for our employees to share in. As you know, I have been with Travelers for quite a while. I like to think that the people and the management team we have developed here have been part of a real success story in Connecticut for a number of years. Our management team has a strong history in Hartford, and in fact this transaction gives us a great opportunity to continue the Travelers presence in this city with even greater success. When I look back at some of the transactions that were completed by the same management team that is with us today--Jay Fishman and myself, Chuck Clarke and Doug Elliot and many others on the list of senior managers of our combined company--I can’t help but think about how the community has benefited with each step. The company has grown, employees have shared in the wealth and hundreds of millions of dollars have gone into the local economy and the community.

     Today, Travelers has a Connecticut base payroll of approximately $380 million. That bespeaks a remarkable success and contribution to the state and its people. Our plans are to continue to be successful and thrive here and elsewhere, supporting jobs and enhancing income for the people of St. Paul Travelers. The business growth to produce that success is the very objective of this transaction. And since the combined management team comprises so many of the same people who have contributed to Travelers' success for so many years, there is every reason to have confidence that success will continue and will benefit this community.

     This is why--despite some expected and inevitable loss of some jobs here--Jay Fishman and I believe that the jobs we move here and the jobs our growth will create here will enable us to hold overall staffing in Connecticut at current levels by the end of the integration period for our merger barring developments unrelated to the transaction.

     We also plan to increase charitable giving in this state. We want to raise our combined contributions to $3.5 million this year. And we plan to keep our charitable giving to at least that level through 2006.

     There are so many ways that this transaction makes sense for our companies, our policyholders, our investors and the state of Connecticut that I see it as a great opportunity for all of us. I look forward to helping to make the most of this opportunity.

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